Filed by Athena Technology Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Commission File No.: 001-40209

Subject Company: Heliogen, Inc.

In connection with the previously announced business combination between Athena Technology Acquisition Corp. (“Athena”) and Heliogen, Inc. (“Heliogen”), the following article was published on October 22, 2021. A copy of the article and social media posts relating to the business combination are being filed herewith as written communications pursuant to Rule 425 under the Securities Act

(17 CFR 230.425).

I.	Forbes Article

Oct 22, 2021, 02:00pm EDT | 255 views

‘I Want To Be A Queen-Maker’: How Isabelle Freidheim Is Finding Economic Opportunities For Women Through SPACs

Maggie McGrath

Forbes Staff

ForbesWomen

I write about women who run companies, countries and currencies

“We all base our behavior on historical data. So this is historical data. And we’re changing the history,” says Isabelle Freidheim, the chair of Athena Consumer Acquisition Corp.

ISABELLE FREIDHEIM

When Isabelle Freidheim and Phyllis Newhouse took their blank-check company, Athena Technology Acquisition Corp, public in March, they were the first entirely women-run SPAC in the market. By July, the Athena team had landed on an acquisition target: energy company Heliogen. Freidheim, a fintech entrepreneur and investor, was immediately ready to start the whole process again.

On Friday, Freidheim officially launched a second special purpose acquisition company on the New York Stock Exchange: Athena Consumer Acquisition Corp. With an public offering price of $10 a share, Friedheim’s latest SPAC closed at $230 million.

“Seeing a high number of women together entering a new financial product creates a precedent for a larger number of women to exist in that financial product,” says Freidheim. “The purpose is to give these women—who are all founders, chairmen, former CEOs and current CEOs—the capital markets experience that they need to play a more important role in the financial industry, including launching their own SPACs.”

Freidheim is Athena’s chair, while Julep founder Jane Park is its CEO and Blue Apron board chair Jennifer Carr-Smith is the COO. Freidheim also recruited a few alums from the first Athena SPAC to serve as advisors and investors in Athena Consumer—including USA Networks and Springboard VC founder Kay Koplovitz, who is its director, and Gilt Groupe and Glamsquad founder Alexandra Wilkis Wilson, who is an adviser.

“As far as we can tell, I’m the first Korean American woman to bring a company public on the New York Stock Exchange,” says Jane Park, the CEO of Athena Consumer. “Having these kinds of milestones and having [Isabelle] work so hard to make these kinds of milestones happen is something special.”

LAMBERT & CO.

“It’s the new girls’ network instead of the boys’ network,” laughs Park. An experienced executive and entrepreneur who led growth businesses at Starbucks before founding beauty company Julep in 2007 and sustainable gift wrap company Tokki in 2019, Park says she was drawn to Athena Consumer because it provided her an opportunity to do something she’d not yet tackled in her career.

“I actually had been more on the sidelines of watching SPACs as an investor,” she says. “The opportunity to to get more deeply involved and connect with this network was one of the top reasons I got involved [as CEO].”

Carr-Smith says her motivations to join Athena’s management team were similar, but both she and Park are careful to note that the appeal of the Athena network goes deeper than gender. Between the operating and entrepreneurial experience of the women in Athena’s management and advisory ranks, and the proof point of Athena Technology’s swift acquisition of Heliogen, Park is bullish on Athena Consumer’s potential deal flow. “The reputation of SPACs has been sort of troublesome to some entrepreneurs who have seen thousands of inbound requests from SPACs that all look the same. They’re all these financial institutions who aren’t people who have actually been inside a company, growing a company,” she says. “We can speak founder, we can speak entrepreneur, and we can speak growth.”

While neither Freidheim, Park nor Carr-Smith are allowed to disclose exactly what type of company they’d like Athena Consumer to acquire, they all say there’s untapped opportunity in privately held consumer-focused companies.

“It’s the new girls’ network instead of the boys’ network.”

Jane Park, Athena Consumer CEO

“There has not been as much activity in the SPAC market in the consumer space as there has been in the industrial, services, or B2B space,” says Carr-Smith. “There are over 100 billion-dollar companies in the consumer space that are returning today.”

And despite Athena’s all-female composition, the gender lens is not part of the team’s investment thesis, says Carr-Smith. “It would be amazing if we found a female-founded company that maybe also targets women, but we’re not limiting ourselves to that.”

or all the activity in the SPAC market—there are more than 500 active blank check companies seeking acquisition targets right now—less than 5%CK have a female chair or CEO. Which means that when Freidheim says that she wasn’t seeing enough women getting involved in the SPAC boom of 2020 and early 2021, her eyes were not deceiving her.

However, skeptics might say that an all-female SPAC is just a marketing gimmick, and some researchers, like Anita Williams Woolley, a professor at the Tepper School of Business, say that the best-performing teams are not unilaterally one gender, and therefore gender diversity means including some men in a team, too.

Freidheim admits that she’s gotten questions from reporters about the need for an entirely women-run investment vehicle, but says it’s why she has been so focused on bringing together capable executives who just happen to be women—CEOs of companies like DeBeers US and Stein Mart, and board members from Citigroup, Comcast, American Airlines, Oracle and beyond. “The point is not to exclude anyone, it’s it’s quite the opposite: to flood the market with women,” she says.

“Athena was really purposefully architected to deliver on an opportunity to take public a consumer company but also an opportunity to bring diversity to the capital markets in a meaningful and thoughtful way,” says Athena chair Isabelle Freidheim, left, pictured here with Athena director Kay Koplovitz in March.

ISABELLE FREIDHEIM

Corinne Post, a management professor at Villanova, has studied the effect of state-imposed gender quotas for corporate boards and suggests that active initiatives targeted at changing the status quo in the boardroom, or in the c-suite or even SPAC market, are necessary and effective. She points to California, which in 2018 signed a law requiring all boards have one or two women (depending on size) by year-end 2021.

“The percentage of women who hold board seats went from 16% to 27%. And similarly, the number of boards that were all male went from about 30% to 1%,” Post told Forbes. “What these laws and gender quotas are trying to achieve is to get women experiences that in most cases they’re qualified for, but they don’t show up on on people’s radars.”

Park and Carr-Smith readily admit that they did not have experience running a blank check company (“It really seemed like an investment opportunity I was personally missing out on,” says Carr-Smith), but they say Freidheim has been a willing teacher.

“I think my biggest hesitation was that I wasn’t familiar with what it would take to be successful in this specific financial market,” says Park. “Isabelle has really been there every step of the way to introduce us to this instrument and to demystify every step of the process.”

Freidheim’s mentorship is both capitalistic and altruistic: she’s as focused on Athena Consumer’s ability to drive economic value as she is on the ability of her network to go forth and multiply.

“I am confident that several of the women that I brought in will launch their own SPACs,” she says. “I want to be a queen maker and keep doing it.”

Editor’s note: this story was updated at 3:40pm ET to reflect that Jennifer Carr-Smith is Blue Apron’s board chair.

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Maggie McGrath

II.	Social Media Posts

The text of the article linked in this post appears above under Section I.

Additional Information and Where to Find It

In connection with the proposed business combination, Athena Technology Acquisition Corp. (“Athena”) has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 containing a preliminary proxy statement and a preliminary prospectus, which has not yet become effective. After the registration statement is declared effective, Athena will mail a definitive proxy statement/prospectus relating to the proposed business combination to its stockholders. This communication does not contain all the information that should be considered concerning the proposed business combination and is not intended to form the basis of any investment decision or any other decision in respect of the business combination. Additional information about the proposed business combination and related transactions is described in Athena’s combined proxy statement/prospectus relating to the proposed business combination and the businesses of Athena and Heliogen, Inc. (“Heliogen”), which Athena has filed with the SEC. The proposed business combination and related transactions will be submitted to stockholders of Athena for their consideration. Athena’s stockholders and other interested persons are advised to read the preliminary proxy statement/prospectus and the amendments thereto and the definitive proxy statement/prospectus, when available, and other documents filed in connection with Athena’s solicitation of proxies for its special meeting of stockholders to be held to approve, among other things, the proposed business combination and related transactions, because these materials will contain important information about Heliogen, Athena and the proposed business combination and related transactions. When available, the definitive proxy statement/prospectus and other relevant materials for the proposed business combination will be mailed to stockholders of Athena as of a record date to be established for voting on the proposed business combination and related transactions. Stockholders may also obtain a copy of the preliminary or definitive proxy statement/prospectus, once available, as well as other documents filed with the SEC by Athena, without charge, at the SEC’s website located at www.sec.gov or by directing a request to Phyllis Newhouse, President and Chief Executive Officer, Athena Technology Acquisition Corp., 125 Townpark Drive, Suite 300, Kennesaw, GA 30144, or by telephone at (970) 924-0446.

Participants in the Solicitation

Athena, Heliogen and their respective directors and executive officers and other persons may be deemed to be participants in the solicitations of proxies from Athena’s stockholders in respect of the proposed business combination and related transactions. Information regarding Athena’s directors and executive officers is available in its Registration Statement on Form S-1 and the prospectus included therein filed with the SEC on March 3, 2021. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests is contained in the preliminary and, when available, will be contained in the definitive proxy statements/prospectus related to the proposed business combination and related transactions, and which can be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This communication shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed transaction. This communication shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

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